As filed with the Securities and Exchange Commission on March 22, 2005
================================================================================

                                                             File No. 333-119919
                                                                       811-04721


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM N-6


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]

       Pre-Effective Amendment No. 2                                         [X]
       Post-Effective Amendment No.                                          [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


       Amendment No. 17                                                      [X]
                     --

                        (Check appropriate box or boxes.)

                                 ---------------

                  Phoenix Life Variable Universal Life Account

                           (Exact Name of Registrant)

                                 ---------------

                         Phoenix Life Insurance Company

                               (Name of Depositor)

                                 ---------------

               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, including Area Code)

                                 ---------------

                              John R. Flores, Esq.
                         Phoenix Life Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                     (Name and Address of Agent for Service)

                                 ---------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is relying on the exemptive relief provided by Rule 6e-3(T) under the Investment Company Act of 1940 and the relief granted to separate accounts issuing variable contracts by Section 27I of the Investment Company Act of 1940.

Title of Securities being registered: Fixed and Flexible Premium Variable Universal Life Policies.

================================================================================

                                   PARTS A & B

      PARTS A AND B OF REGISTRANT'S PRE-EFFECTIVE AMENDMENT NO. 1 UNDER THE SECURITIES ACT OF 1933, FILED ON FEBRUARY 9, 2005 ARE INCORPORATED BY
 REFERENCE HEREIN AND THIS PRE-EFFECTIVE AMENDMENT IS BEING FILED SOLELY TO ADD
               AN EXHIBIT TO PART C OF THE REGISTRATION STATEMENT.

                                     PART C

                                     PART C
                                OTHER INFORMATION

ITEM 26.  EXHIBITS

(a)   BOARD OF DIRECTORS RESOLUTION.

      Resolution of the Board of Directors of Phoenix Life Insurance Company (formerly Phoenix Home Life Mutual Insurance Company) establishing the Phoenix Mutual Variable Universal Life Account is incorporated by reference to Registrant's April 29, 1998 EDGAR filing on Form S-6 (File No. 033-06793).

(b)   CUSTODIAN AGREEMENTS.

      Not applicable.

(c)   UNDERWRITING CONTRACTS.

      (1) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation dated November 1, 2000, is incorporated by reference to Registrant's April 30, 2004 EDGAR filing on Form N-6 (File No. 033-06793).


      (2) Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.


(d)   CONTRACTS.


      (1) Fixed and Flexible Premium Variable Universal Life Insurance Policy Form Number V616 of the Depositor is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.


(e)   APPLICATIONS.


      Form of application for this product, Form Number OL4138 of the Depositor is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.


(r)   DEPOSITOR'S CERTIFICATE OF INCORPORATION AND BY-LAWS.


      (1) Amended and Restated Charter of Phoenix Life Insurance Company dated December 20, 2004 is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.

      (2) By-laws of Phoenix Life Insurance Company dated December 1, 2004 is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.


(g)   REINSURANCE CONTRACTS.

      Not applicable.

(h)   PARTICIPATION AGREEMENTS.

      (1)    (a) Participation Agreement between Phoenix Home Life Mutual
                 Insurance Company, PHL Variable Insurance Company, Franklin Templeton Variable Insurance Products Trust, and Franklin Templeton Distributors, Inc. dated May 1, 2000 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

             (b) Amendment to Participation Agreement between Phoenix Home Life
                 Mutual Insurance Company, PHL Variable Insurance Company, Franklin empleton Variable Insurance Products Trust, and Franklin Templeton Distributors, Inc. dated May 1, 2000 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

      (2)    (a) Participation Agreement between Phoenix Home Life Mutual
                 Insurance Company and Wanger Advisors Trust dated April 18, 1995 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

             (b) Amendment No. 1 to Participation Agreement between Phoenix Home
                 Life Mutual Insurance Company and Wanger Advisors Trust dated December 16, 1996 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

      (3) Fund Participation Agreement among Phoenix Home Life Mutual Insurance Company, Insurance Series, and Federated Securities Corp. dated July 15, 1999 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

      (4)    (a) Fund Participation Agreement among Phoenix Home Life Mutual
                 Insurance Company, BT Insurance Funds Trust and Bankers Trust Company, dated July 19, 1999 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

             (b) Amendment No. 1 to the Fund Participation Agreement among
                 Phoenix Home Life Mutual Insurance Company, Deutsche Asset Management VIT Funds and Bankers Trust Company, dated April 27, 2001 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

             (c) Amendment No. 2 to the Fund Participation Agreement among
                 Phoenix Life Insurance Company, Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. dated October 29, 2001 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

      (5) Participation Agreement among Phoenix Home Life Mutual Insurance Company, Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc., and Miller Anderson & Sherrerd, LLP dated December 17, 1999 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

      (6) Participation Agreement among Phoenix Home Life Mutual Insurance Company, The Alger American Fund and Fred Alger & Company, Incorporated dated June 1, 2000 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

      (7) Participation Agreement among Phoenix Home Life Mutual Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated June 1, 2000 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

      (8) Participation Agreement among Phoenix Home Life Mutual Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. dated March 29, 2001 is incorporated by reference to Registrant's April 29, 2002 EDGAR filing on Form S-6 (File No. 033-06793).

 (i)  ADMINISTRATIVE CONTRACTS.

      (1) Administrative Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company dated January 1, 2003, is incorporated by reference to Registrant's April 30, 2004 EDGAR filing on Form N-6 (File No. 033-06793).

      (2) First Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company dated November 11, 2003, is incorporated by reference to Registrant's April 30, 2004 EDGAR filing on Form N-6 (File No. 033-06793).


      (3) Second Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated February 27, 2004 is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.


(j)   OTHER MATERIAL CONTRACTS.

      Not applicable.

(k)   LEGAL OPINION.


      (1) Opinion and Consent of Counsel of Joseph P. DeCresce, Esq. with respect to the legality of shares being issued is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.


(l)   ACTUARIAL OPINION.

      Not applicable.

(m)   CALCULATION.

      Not applicable.

(n)   OTHER OPINIONS.


      (1) Consent of Independent Registered Public Accounting Firm is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.

      (2) Consent of Brian A. Giantonio, Vice President, Tax and ERISA Counsel is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119919) via Edgar on February 9, 2005.

(o)   OMITTED FINANCIAL STATEMENTS.


      (1) Representation Letter regarding Separate Account Financial Statements of Phoenix Life Insurance Company, et al is filed herewith.


(p)   INITIAL CAPITAL AGREEMENTS.

      Not applicable.

(q)   REDEEMABILITY EXEMPTION.

      Not applicable.

ITEM 27   DIRECTORS AND OFFICERS OF THE DEPOSITOR.


           ----------------------------------------------------------------------------------------------------------
           Name and Principal Business Address             Positions and Offices with Depositor
           ----------------------------------------------------------------------------------------------------------
           Sal H. Alfiero                                  Director
           Protective Industries, LLC
           Buffalo, NY
           ----------------------------------------------------------------------------------------------------------
           Jean S. Blackwell                               Director
           Cummins Inc.
           500 Jackson Street
           Columbus, IN  47202-3005
           ----------------------------------------------------------------------------------------------------------
           Peter C. Browning                               Director
           McColl School of Business
           Charlotte, NC
           ----------------------------------------------------------------------------------------------------------
           Arthur P. Byrne                                 Director
           J.W. Childs Associates
           Boston, MA
           ----------------------------------------------------------------------------------------------------------
           Sanford Cloud, Jr.                              Director
           The National Conference for Community and
           Justice
           New York, NY
           ----------------------------------------------------------------------------------------------------------
           Richard N. Cooper                               Director
           Center for International Affairs
           Harvard University
           Cambridge, MA
           ----------------------------------------------------------------------------------------------------------
           Gordon J. Davis, Esq.                           Director
           LeBoeuf, Lamb, Greene & MacRae, LLP
           New York, NY
           ----------------------------------------------------------------------------------------------------------
           Ann Maynard Gray*                               Director
           ----------------------------------------------------------------------------------------------------------
           John E. Haire                                   Director
           Time, Inc.
           New York, NY
           ----------------------------------------------------------------------------------------------------------
           Jerry J. Jasinowski                             Director
           National Association of Manufacturers
           Washington, D.C.
           ----------------------------------------------------------------------------------------------------------
           Thomas S. Johnson                               Director
           GreenPoint Financial Corporation
           New York, NY
           ----------------------------------------------------------------------------------------------------------
           Marilyn E. LaMarche                             Director
           Lazard Freres & Co. LLC
           New York, NY
           ----------------------------------------------------------------------------------------------------------
           Dona D. Young*                                  Director, Chairman of the Board, President and Chief
                                                           Executive Officer
           ----------------------------------------------------------------------------------------------------------
           Michael E. Haylon*                              Executive Vice President and Chief Financial Officer
           ----------------------------------------------------------------------------------------------------------
           Philip K. Polkinghorn*                          Executive Vice President, Life and Annuity
           ----------------------------------------------------------------------------------------------------------
           Tracy L. Rich*                                  Executive Vice President, General Counsel and Assistant
                                                           Secretary
           ----------------------------------------------------------------------------------------------------------
           John H. Beers*                                  Vice President and Secretary
           ----------------------------------------------------------------------------------------------------------
           Katherine P. Cody*                              Vice President and Treasurer
           ----------------------------------------------------------------------------------------------------------
           Nancy J. Engberg*                               Vice President and Chief Compliance Officer
           ----------------------------------------------------------------------------------------------------------
           Scott R. Lindquist*                             Senior Vice President and Chief Accounting Officer
           ----------------------------------------------------------------------------------------------------------
           James D. Wehr**                                 Senior Vice President and Chief Investment Officer
           ----------------------------------------------------------------------------------------------------------

           * The principal business address of this individual is One American Row, Hartford, CT 06102
          ** The principal business address of this individual is 56 Prospect Street, Hartford, CT 06115
         *** The principal business address of this individual is 38 Prospect Street, Hartford, CT 06115

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


                                                   -------------------------------
                                                   The Phoenix Companies, Inc. (7)
                                                        DE 100% Holding Company
                                                   -------------------------------
                                                                |
          -----------------------------------------------------------------------------------------------------------
          |                                                                                                         |
---------------------                                                                                        ------------------
Phoenix Life                                                                                                 Phoenix
Insurance                                                                                                    Investment
Company (1,2,3,7,8 +)                                                                                        Management
NY 100%                                                                                                      Company, Inc. (8)
                                                                                                             CT 100%
                                                                                                             Holding Company
---------------------                                                                                        -------------------
          |                                                                                                         |
------------------------------------------------------------                                                        |
          |                                                |                                                        |
          |            ---------------------------------------------------------------------------                  |
          |            |                 |                 |                  |                  |                  |
 ------------  ----------------- ----------------- ------------------ ------------------ ------------------  ------------------
 PM Holdings,   Phoenix Life      Phoenix Life      Home Life         Phoenix Life       Phoenix Life        Phoenix
 Inc. (8)       Variable          Variable          Insurance Co.     Separate           Separate            Investment
 CT 100%        Accumulation      Universal Life    Separate          Account C (3 ++)   Account D (3 ++)    Partners, Ltd. (8)
 Holding        Account (1 ++)    Account (2 ++)    Account B (3 ++)  NY                 NY                  DE 100% Asset
 Company        NY                NY                NY                                                       Management Company
 ------------  ----------------- ----------------- ------------------ ------------------ ------------------  -------------------
          |            |                                                                    |                       |
          |            ----------------------------------------------------------------------                       |
          |                                                                       |                                 |
          |------------------------------------------------                       |                                 |
          |                       |                       |                       |                                 |
 -----------------------   --------------------   ---------------------    -----------------                        |
 Phoenix                   PHL Variable           Phoenix Life and         The Phoenix                              |
 Variable                  Insurance              Annuity                  Edge Series                              |
 Advisors, Inc. (8)        Company (4,5,7,8 +)    Company (6,7,8 +)        Fund                                     |
 DE Registered             CT 100%                CT 100%                  MA                                       |
 Investment Advisor                                                        Mutual Fund                              |
 -----------------------   --------------------   ---------------------    -----------------                        |
                                   |                      |                      |                                  |
           ------------------------|                      |                      |                     |----------------------|
           |                       |                      |                      |                     |                      |
 -----------------------   --------------------   ---------------------          |            -----------------   ------------------
 PHL Variable              PHLVIC                 Phoenix Life                   |            Phoenix Equity      Duff & Phelps
 Accumulation              Variable               and Annuity                    |            Planning            Investment
 Account (4 ++)            Universal Life         Variable                       |            Corporation (7,8)   Management
 CT                        Account (5 ++)         Universal Life                 |            CT 100%             Co.(8)
                           CT                     Account (6 ++)                 |            Broker/Dealer       IL Registered
                                                  CT                             |                                Investment Adviser
 -----------------------   --------------------   ---------------------          |            -----------------   ------------------
           |                       |                      |                      |                     |
           |                       |                      |----------------------|            -----------------
           |                       |                                             |            Phoenix
           -----------------------------------------------------------------------            Investment
                                                                                              Counsel, Inc. (8)
                                                                                              MA Registered
                                                                                              Investment Adviser
                                                                                              ------------------




---------------------------
1 - Depositor & Registrant
2 - Depositor & Registrant
3 - Depositor & Registrant
4 - Depositor & Registrant
5 - Depositor & Registrant
6 - Depositor & Registrant
7 - Files separate financial statements
8 - Files as part of consolidated statement
+ - Depositor
++ - Registrant

ITEM 29.  INDEMNIFICATION

Section 722 of the New York Business Corporation Law, as made applicable to insurance companies by Section 108 of the New York Insurance Law, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

Article VI Section 6.1 of the By laws of the Company provides that "To the full extent permitted by the laws of the State of New York, the Company shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person, or such person's testator or intestate:

(1)   is or was a director, officer or employees of the Company; or

(2) serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, and at the time of such services, was a director, officer or employee of the Company against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with or as a result of such action, proceeding or investigation, or any appeal therein.

Subject to applicable law, the indemnification provided in this Article VI shall not be deemed to be exclusive of any other rights to which a director, officer or employee of the Company seeking indemnification may be entitled."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITER.

1. Phoenix Equity Planning Corporation ("PEPCO")

      (a) PEPCO serves as the principal underwriter for the following entities:


          Phoenix-Goodwin California Tax Exempt Bond Fund, Phoenix-Engemann Funds, Phoenix Equity Series Fund, Phoenix Equity Trust, Phoenix Institutional Mutual Funds, Phoenix Investment Series Fund, Phoenix Investment Trust 97, Phoenix-Kayne Funds, Phoenix Multi-Portfolio Fund, Phoenix Multi-Series Trust, Phoenix Strategic Allocation Fund, Phoenix Partner Select Funds, Phoenix Portfolios, Phoenix-Seneca Funds, Phoenix Series Fund, Phoenix Strategic Equity Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account, PHLVIC Variable Universal Life Account and PHL Variable Separate Account MVA1.


      (b) Directors and Executive Officers of PEPCO

                NAME                         POSITION
                ----                         --------

                Daniel T. Geraci*            Director, Chairman of the Board and Chief Sales & Marketing Officer
                Michael E. Haylon*           Director
                James D. Wehr**              Director
                Nancy J. Engberg*            Vice President, Chief Compliance Officer and Anti-Money Laundering Officer
                John H. Beers*               Vice President and Secretary
                Glenn H. Pease**             Vice President, Finance and Treasurer
                John F. Sharry**             President, Sales
                Francis G. Waltman**         Senior Vice President and Chief Administrative Officer


                * The business address of this individual is One American Row,
                  Hartford, CT 06102
               ** The business address of this individual is 56 Prospect Street,
                  Hartford, CT 06115

      (c) PEPCO received no compensation from the Registrant during the last fiscal year for sales of the contract.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of Phoenix Life Insurance Company located at One American Row, Hartford, CT 06102.

ITEM 32.  MANAGEMENT SERVICES.

Not applicable.

ITEM 33.  FEE REPRESENTATION.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, Phoenix Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Life Insurance Company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant, Phoenix Life Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 22nd day of March 2005.


                                PHOENIX LIFE VARIABLE UNIVERSAL LIFE ACCOUNT

                            By: ____________________________
                                *Dona D. Young, President, Chairman of the Board
                                           and Chief Executive Officer
                                                  (Registrant)


                                        PHOENIX LIFE INSURANCE COMPANY
                                                  (Depositor)

                            By: ____________________________
                                *Dona D. Young, President, Chairman of the Board
                                           and Chief Executive Officer


    ATTEST:    /s/Joseph P. DeCresce
           ---------------------------------------
           Joseph P. DeCresce, Assistant Secretary


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 22nd day of March 2005.


                  SIGNATURE                   TITLE
                  ---------                   -----

                                              Director
----------------------------------------
               *Sal H. Alfiero

                                              Director
----------------------------------------
             *Jean S. Blackwell

                                              Director
----------------------------------------
             *Peter C. Browning

                                              Director
----------------------------------------
              *Arthur P. Byrne

                                              Director
----------------------------------------
             *Sanford Cloud, Jr.

                                              Director
----------------------------------------
             *Richard N. Cooper

                                              Director
----------------------------------------
              *Gordon J. Davis

                                              Director
----------------------------------------
              *Ann Maynard Gray

                  SIGNATURE                   TITLE
                  ---------                   -----

                                              Director
----------------------------------------
               *John E. Haire

                                              Director
----------------------------------------
            *Jerry J. Jasinowski

                                              Director
----------------------------------------
             *Thomas S. Johnson

                                              Director

----------------------------------------
            *Marilyn E. LaMarche

                                              Director, President,
----------------------------------------      Chairman of the Board and
               *Dona D. Young                 Chief Executive Officer.

                                              Executive Vice President
----------------------------------------      and Chief Financial Officer
             *Michael E. Haylon


  By: /s/ John H. Beers
    -------------------------------------
                       *John H. Beers as Attorney-in-Fact pursuant to Powers of Attorney on file with Depositor.


                                      S-2